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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May, 2007
Commission File Number 29606
SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations
S-T Rule 101(b)(1):  ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes  X   No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4009.
SIGNATURES

     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant)
Date:	May 1, 2007
By
\S\ Roland M. Larsen

President & CEO
SEC1815 (05-06)








     Sharpe Resources Corporation
     (Continued under the New Brunswick Business Corporation Act)

     (An Exploration Stage Company)

     (Expressed in United States Dollars)
     Consolidated Financial Statements

     Years ended December 31, 2006, 2005 and 2004


Sharpe Resources Corporation
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006




INDEX
                                                  Page

Auditor's Report of Independent Registered Public Accounting Firm
  1

Consolidated Balance Sheets                                  2

Consolidated Statements of Operations and Deficit                 3

Consolidated Statements of Cash Flows                        4

Notes to the Financial Statements                           5-17











February 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation (An Exploration Stage Company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

  Toronto, Canada                  McCarney Greenwood LLP
                              Chartered Accountants
                              Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting
Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

  Toronto, Canada                  McCarney Greenwood LLP
                              Chartered Accountants
                              Licensed Public Accountants

                         1

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

                                               December 31,
                                   2006      2005

Assets
Current assets
  Cash and cash equivalent (Note 9)               $204,866
$339,570
  Due from related party (Note 6)            250,000          -

                                   454,866        339,570

Option to acquire mineral property (Note 1)              -
78,125

                                   $454,866       $417,695

Liabilities
Current Liabilities
Accounts payable and accrued liabilities          $110,209
$82,896
Due to related parties (Note 6)              134,213        134,582
Loan claims (Note 3)                         563,818        587,369

                                   808,240        804,847


Capital Stock and Deficit

Share capital (Note 4(b))                    11,174,108
10,999,986
Warrants (Note 4(c))                         204,408               -
Contributed surplus (Note4(d))               33,144              33,144
Deficit                            (11,765,034)        (11,420,282)

                                   (353,374)      (387,152)

                                   $454,866       $417,695

The notes to the consolidated financial statements are an integral part of these statements.


Approved by the Board                           Director
                           Director

                         2

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

                         Cumulative from start
                         of the exploration stage            Years
ended December 31,
                         (January 1, 2002)        2006
2005        2004
Revenue
Petroleum and natural gas revenue          $328,548    $6,928


                                                                      $
                                                                      -






                                                                      106,462
Royalty income                   19,618 6,442          13,176





                                                                      -
Interest income                       11,280 5,028          4,468
     1,784
Other income                          3,239  2,487           -
                                                             752
                              362,685   20,885         17,644
                                                          108,998

Operating and administrative expenses
Operating                        714,365     32,544         5,648
        202,395
General and administrative                 418,443     74,178
 95,487   7    2,891
Depletion, depreciation and amortization          35,353         -


                                                                 -

                                                                    -
Stock-option compensation (Note 4(d))        33,144          -
                                                            15,484

                                                                   -
Interest on advance                   7,445          3,365    2,040
     2,040
Interest on loan claims               63,608 23,425         26,067

26,581
Management fees (Note 6)              154,000     154,000
  -          -

                                 1,426,358     287,512  144,726
303,907

Loss before the following:                 (1,063,673)   (266,627)
 (127,082)  (194,909)

Write-off of an option to acquire mineral
      property (Note 1)                    (78,125)    (78,125)
       -          -
Gain on disposal of petroleum and
     natural gas properties                60,6047        -
416,320           -
Gain on disposal of capital asset          10,000    -             -
                   -
Gain on settlement of debt                 149,681        -
   -                   -

Net (loss) income before income taxes      (376,070)   (344,752)
289,238    (194,909)
Income taxes (Note 5)                                 -


                                                                      -







                                                                      -

Net (loss) income                     (376,070)     (344,752)
289,238    (194,909)
DEFICIT, beginning of year                 (11,388,964) (11,420,282)
(11,709,520) (11,514,611)

DEFICIT, end of year               $(11,765,034)  $(11,765,034)
$(11,420,282) $(11,709,520)

(Loss) income per common share (Note 4(f))
     Basic                              $(0.01)            $0.01
                                              $(0.01)
     Diluted                       $(0.01)            $0.01
 $(0.01)

The notes to the consolidated financial statements are an integral part of these statements.
3

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

                         Cumulative from start
                         of the exploration stage      Years ended
December 31,
                         (January 1, 2002)     2006          2005

                                                             2004

Increase (decrease) in cash
Cash flows from operating activities

     Net (loss) income                     $(376,070)   $(344,752)
                                         $289,238  $(194,909)
Operating items not involving cash:
     Depreciation, depletion and amortization              35,353
     -              -           -
     Stock-option compensation (Note 4(d))            33,144
  -  15,484                -
     Gain on disposal of petroleum
       and natural gas properties            (606,047)       -
(416,320)       -
     Gain on disposal of capital asset              (10,000)
  -        -         -
     Gain on settlement of debt              (149,681)       -
        -            -
     Changes in non-cash working capital (Note 8) 273,625     27,313
       (2,579)        123,808

Cash flows (used in) operating activities            (799,676)
(317,439)     (114,177)    (71,101)

Cash flows from financing activities

Repayment of long term debt             (117,654)            -   -
      -
Repayment of loan claims           (100,715) (23,551)  (77,164)   -
Advances to/from related parties        (148,307) (250,369) 79,614
     43,427
Common shares and warrants issued       378,530   378,530   -


                                                                      -

Cash flows provided by financing activities  11,854          104,610

                                                             2,450
                                                                 43,427

Cash flows from investing activities

Additions to petroleum and natural gas properties (31,404)   -    -
       -
Proceeds on disposal of petroleum
    and oil and gas properties               606,467    -    416,740
       -
Proceeds on disposal of capital assets  10,000               -
   -        -
Write-off of an option to acquire
    mineral property (Note 1)                   78,125  78,125
  -             -

Cash flows provided (used in) by investing activities   663,188
78,125      416,740        -

(Decrease) Increase in cash and cash equivalents
during the year                         (124,634)      (134,704)
305,013     (27,674)
Cash and cash equivalents, beginning of year 329,500   339,570
34,557       62,231

Cash and cash equivalents, end of year (Note 9)   $204,866
$204,866   $339,570 $34,557


The notes to the consolidated financial statements are an integral part of these statements.
                                        4
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

1.  Nature of operations and going concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of minerals resources in the United States of America. Currently the Company has mineral and oil & gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

In August 1999, Sharpe Energy sought voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2006, 2005 and 2004 the Company still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 4.

The Company decided to withdraw from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Company purchased this option from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), on September 15, 2004, in consideration for which the Company issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

RSM and the Company are related parties under common management and have common directors.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:
     (i) The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;
     (ii) The Company has not earned significant revenue from petroleum and natural gas interests since that date; and
     (iii) The Company changed the focus of it business and started looking for mineral properties and at present is exploring various options to invest in this industry.

These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.  Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10.
                                        5

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

2.   Summary of significant accounting policies (Continued)

(a) Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy Company. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

(c) Cash and cash equivalents
Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

(d) Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests. Gains or losses from the sale of assets is recognized when sold.

(e) Petroleum and natural gas properties
Capitalized costs
     The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation
     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling Test
     The Company uses the full cost method of accounting for oil and gas activities. The method requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of the unproved interest, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.
                                        6

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

2.   Summary of significant accounting policies (Continued)

Future site restoration and abandonment costs
     The Company records the fair value of an asset retirement
obligation as a liability in the period in which it   incurs a legal
obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

(f) Mineral property
The Company is in the exploration stage and does not derive any income from its mineral property. It is the Company's policy to defer expenditures related to the exploration and development of its mineral property (including direct administrative expenditures, if any) until such time as they are brought into commercial production. The cost of acquiring the mineral property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

The recorded book value of mineral property is not intended to reflect their present or future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(g) Stock-based compensation
The Company has adopted the recognition of stock compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date for options granted after September 1, 2003. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively.

(h) Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation
The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.

                                        7

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004


3.   Loan claims
                                   2006                   2005
           2004

     Unsecured vendor loan claims   $563,818
$587,369        $664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.
The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

4.   Share Capital

(a) Authorized
Unlimited common shares without par value



(b) Issued and outstanding
                                   Shares              Amount

Balance, December 31, 2002, 2003 and 2004    33,184,803
                                                                 $10,921,861
Shares issued for mineral property (Note 1)         2,000,000










                                                                      78,125

Balance, December 31, 2005              35,184,803          $10,999,986
Private placement                         8,796,200
378,530
Warrant valuation                             -             (204,408)

Balance, December 31, 2006                   43,981,003
$11,174,108

On January 24, 2006, the Company completed a private placement of 8,796,200 units at CDN $0.05 per unit for gross proceeds of US $378,530 (CDN $439,810). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at a price of CDN $0.10 per share. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be US $204,408 (CDN $237,497). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.

(c) Warrants
The following table sets out the warrant activity for each of the years ended December 31, 2006, 2005 and 2004 are as follows:
                              Number of warrants         Value of
warrants

Balance, December 31, 2003, 2004 and 2005      -
    $ -
Issued ( Note 4(b) )                    8,796,200
    204,408

Balance, December 31, 2006              8,796,200
   $204,408


                                        8

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

4.   Share Capital (Continued)

(d) Stock options
The Company grants stock options to its directors and officers for the purchase of common shares. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2006, 2005 and 2004 are as follows:

                              Number of           Weighted Average
                              Stock Options       Exercise Price (CDN$)

Balance, December 31, 2003 and 2004     3,250,000           $0.10
Options granted                       480,000                 0.10
Expired/cancelled                    (219,000)                0.15

Balance, December 31, 2005 and 2006     3,511,000           $0.10

A summary of the stock options outstanding is as follows:

Exercise price                               Number of stock options
per share           Black-Scholes        outstanding at December 31,
(CDN$)    Expiry date    Value               2006      2005      2004

$0.10          May 16, 2010   $15,484        480,000   480,000     -
0.10      May 8, 2008    17,660              1,431,000 1,431,000
                                             1,431,000
0.10      May 13, 2007        -         1,000,000 1,000,000 1,000,000
0.10      May 8, 2007         -         600,000   600,000   600,000
0.15      May 4, 2005         -      -          -      219,000

                    $33,144        3,511,000       3,511,000
3,250,000


During the year, the Company did not issue any stock options to directors of the Company.

(e) Contributed surplus adjustment and stock-option compensation
The fair value of the stock options were estimated using the Black-Scholes option pricing model based on the following assumptions:

                              2006      2005      2004
     Risk-free interest rate       N/A       3.58%          N/A
     Expected life of options           N/A       5 years   N/A
     Annualized volatility              N/A       242%      N/A
     Dividend rate                 N/A       0 %       N/A
     Estimated value               N/A       $15,484   N/A

During 2005, stock-option expense of $15,484 was credited to contributed surplus. There is no change in contributed surplus during the current year.
                                        9


SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

4.   Share Capital (Continued)

(f) Basic and diluted (loss) income per share
The following table sets forth the computation of basic and diluted
(loss) income per share:

                              2006      2005      2004
Numerator:
     (Loss) income for the year         $(344,752)     $289,238
                                        $(194,909)
     Numerator for basic and diluted (loss) income
            per share              $(344,752)     $289,238  $(194,909)

Denominator:
     Weighted average number of
          common shares       43,981,003     35,184,803     33,782,063
     Effect of dilutive securities:
          Stock options (i)               -  3,511,000        -
          Warrants (i)                    -         -         -

     Denominator for basic and diluted
          (loss) income per share  43,981,003     38,695,803
33,782,063

     Basic (loss) income per share           $(0.01)   $0.01
                                         $(0.01)
     Diluted (loss) income per share         $(0.01)   $0.01
 $(0.01)


(i) The stock options and warrants were not included in the computation of diluted (loss) income per share their inclusion would be anti-dilutive.

5.   Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December
31, 2006, 2005 and 2004.

                                   2006      2005      2004

Unclaimed non-capital losses            $893,847  $819,386  $947,572
Income tax value of capital assets over carrying value    21,896
21,894         19,620
Unclaimed share issue costs                  10,475         10,475
                                                                 10,475
Excess petroleum tax basis over accounting value  102,895   71,867
     68,724

                                   1,029,113 923,622   1,046,391
Valuation allowance                     (1,029,113)    (923,622)
 (1,046,391)

                                    $ -      $ -       $ -

                                        10

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

5.   Income taxes (Continued)
The Company's actual income tax expense for each of the years ended is made up as follows:

                                   2006      2005      2004

(Loss) income before income taxes reflected in
     consolidated statements of operations   $(344,752)     $289,238


                                                                      $(194,909)

Expected income tax (recovery) expense       (124,524) 104,473
(70,401)
Deductible share issue costs                  -        (10,000)
(10,000)
Statutory rate difference - Canada/US (i)         2,252
(3,158)   (2,304)
Non-deductible write-off of an option to acquire a
     mineral property                   28,219               -
                                                             -
Other                                   (3,977)         -        -
Utilization of tax pools against taxable income         -   (97,631)
     -
Taxable benefit not recognized               98,030               -

                                                                 82,705

Income tax (recovery) expense           $ -             $ -      $ -

     (i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

Non-capital losses and resource pools
The Company has resource pools of approximately US $199,500 (CDN $232,000) consisting of Canadian Exploration Expenditures of US $133,900 (CDN $155,700) and Canadian Development Expenditures of US $65,600 (CDN $76,300) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $2,489,800 (CDN $2,901,500) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

     2007                          $652,800
     2008                          888,300
     2009                          178,600
     2010                          149,900
     2014                          233,000
     2015                          115,800
     2026                          271,400
                                   $2,489,800

6.   Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

                                   2006      2005      2004

     (I) Due from related party
         Standard Energy Company (i)         $250,000           $ -
     $ -

                                   $250,000           $ -        $ -

                                        11

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004


6.   Related party transactions not disclosed elsewhere (Continued)

                                        2006           2005      2004
     (II) Due to related parties
          Roland M. Larsen (ii)              $25,400   $25,500
                                             $25,500
               Royal Standard Minerals Inc. (iii)           108,813
                                                        109,082  29,468

                                   $134,213  $134,582  $54,968

     (i) Standard Energy Company is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.
     (ii) This loan is payable to an officer and director of the Company. It is unsecured, non-interest bearing and no date set for repayment.
     (iii)RSM is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

Management fees of $154,000 was paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

7.   Financial instruments

Fair Value
At December 31, 2006 the Company's financial instruments consisted of cash and cash equivalents, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximate their carrying values due to their short term maturities. The characteristics of the loan claims are detailed in
Note 3.

8.   Supplemental cash flow information
                                   Cumulative from start
                                        of the exploration stage
     Years ended December 31,
                         (January 1, 2002)           2006   2005
 2004

Changes in non-cash working capital:
Trade and sundry receivables            $209,937       $ -  $ -
                                           $(1,288)
Notes receivable                         -           -    -
                                        89,228
Inventory                         1,211         -    -      910
Accounts payable and accrued liabilities      62,477         27,313
 (2,579)         34,958

Operating activities                    $273,625      $27,313
$(2,579)         $123,808

Interest paid (Note 3)                  $93,749       $1,332
                                        $13,291           $24,474

Income taxes paid                       $ -        $ -   $ -
                                         $ -

                                        12

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

9.   Cash and cash equivalents
                                         2006          2005      2004

     Balance with bank                     $193,235
$339,570          $34,557
     Term deposit                          11,631              -
               -

                                      $204,866              $339,570
         $34,557

10.  Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements, differ from US GAAP as follows:
Under the Canadian GAAP, the Company does not impute interest on loans to/from related parties, while under the US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements. Had the Company's consolidated financial statements as at December 31, 2006 been prepared using US GAAP, such consolidated balance sheet would be presented as follows:
                                         2006                 2005
     Assets
     Current
          Cash and cash equivalents                    $204,866
 $339,570
          Due from related party                  256,386          -

                                        461,252        339,570
     Option to acquire mineral property                  -       78,125

                                        $461,252       $417,695


     Liabilities
     Current
          Accounts payables and accruals               $110,209
 $82,896
          Due to related parties                  157,250
146,964
          Loan claims                        563,818        587,369

                                        831,277        817,229


     Capital stock and deficit
          Share capital                      11,174,108
10,999,986
          Warrants                           204,408          -
          Contributed surplus                     33,144         33,144
          Deficit                            (11,781,685)
(11,432,664)

                                        (370,025)      (399,534)

                                        $461,252       $417,695

                                        13

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

10.  Differences between Canadian GAAP and U.S. GAAP (Continued)

The cumulative-from-inception the statements of operations, changes in shareholders' equity and cash flows under US GAAP are as follows:
                         Cumulative from start
                         of the exploration stage  Years ended
December 31
                                 (January 1, 2002)      2006
 2005      2004
Revenue
Petroleum and natural gas revenue       $328,548       $6,928
                                                        $ -
                                                       $106,462
Royalty income                    19,618           6,442      13,176
                                                          -
Interest income                    21,354              13,120
                                                       5,588  2,646
Other income                       3,239               2,487
                                                          -         752

                              372,759         28,977    18,764
109,860

Operating and administrative expenses
Operating                     714,365         32,544   5,648
                                             202,395
General and administrative              418,443         74,178
95,487         72,891
Depletion, depreciation and amortization     35,353
                                                                   -



                                                                 -
                                                                    -
Stock-option compensation               33,144                    -
                                                             15,484

                                                             -
Interest on advance                34,170              15,726 10,159
                                                                 8,285
Interest on loan claims            63,608              23,425
                                                       26,067
                                                        26,581
Management fees                    154,000         154,000       -
                                                           -

                              1,453,083      299,873 152,845    310,152

Loss before the following               (1,080,324)
(270,896)  (134,081) (200,292)
Write-off of an option to
     acquire mineral property      (78,125)        (78,125)       -
          -
Gain on disposal of capital asset       10,000                    -

                                                                -
                                                                  -
Gain on disposal of petroleum
     and natural gas properties         606,047             -
                                                       416,320
                                                        -
Gain on settlement of debt              149,681             -
   -           -

Net (loss) income before income taxes   (392,721)        (349,021)
     282,239   (200,292)
Income taxes                              -       -           -
                                          -

Net (loss) income                  (392,721)       (349,021)
282,239   (200,292)
DEFICIT, beginning of year                  (11,388,964)
(11,432,664)   (11,714,903) (11,514,611)

DEFICIT, end of year                $(11,781,685)  $(11,781,685)
$(11,432,664) $(11,714,903)

(Loss) Income per common share
     Basic                                   (0.01)           0.01
                                                       (0.01)
     Diluted                            (0.01)           0.01
                                             (0.01)

                                        14

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

10.  Differences between Canadian GAAP and U.S. GAAP (Continued)

The changes in share capital since the Company's inception as required by US GAAP are as follows:
                                   Common Stock Price       Amount
Under
                                                Shares
Per Share    US GAAP


Outstanding at December 31, 2002, 2003 and 2004   33,184,803
    $          $10,921,861
Shares issued for option in mineral property      2,000,000
0.04                   78,125

Outstanding at December 31, 2005             35,184,803
                                              -    10,999,986
Private placement                       8,796,200         0.04
                                          378,530
Warrants valuation                             -            -
                                              (204,408)

Outstanding at December 31, 2006             43,981,003            $
                                             -      $11,174,108






Statement of Cash Flows:

                         Cumulative from start of
                         the exploration stage              Years
ended December 31,
                         (January 1, 2002)        2006      2005  2004

Increase (decrease) in cash
Cash flows from operating activities

     Net (loss) income             $(392,721)     $(349,021)
$282,239  $(200,292)
Operating items not involving cash:
     Depreciation, depletion and amortization   35,353        -
      -     -
     Stock-option compensation                  33,144        -
 15,484          -
     Gain on disposal of petroleum
         and natural gas properties          (606,047)        -
 (416,320)       -
     Gain on disposal of capital asset    (10,000)            -
      -     -
          Gain on settlement of debt         (149,681)        -
      -     -
     Changes in non-cash operating
          working capital               296,073      27,313
                                        (2,579)         167,235

Cash flows (used in) operating activities    (793,879)   (321,708)
   (121,176)   (33,057)

Cash flows from financing activities

Repayment of long term debt             (117,654)       -


                                                                      -




                                                                      -
Repayment of loan claims           (100,715)   (23,551)
(77,164)   -
Advances to/from related parties        (154,104)   (246,100)
      86,613   5,383
Common shares and warrants issued       378,530     378,530        -
   -

Cash flows provided by financing activities  6,057          108,879
 9,449         5,383

                                        15

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004







10.  Differences between Canadian GAAP and U.S. GAAP (Continued)

Statement of Cash Flows (Continued):

                         Cumulative from start of
                         the exploration stage
Years ended December 31,
                         (January 1, 2002)              2006
    2005  2004

Cash flows from financing activities

Repayment of long term debt                (117,654)              -
                  -                      -
Repayment of loan claims              (100,715)          (23,551)
      (77,164)   -
Advances to/from related parties           (154,104)
(246,100)        86,613  5,383
Common shares and warrants issued          378,530
378,530             -      -

Cash flows provided by financing activities     6,057
108,879          9,449   5,383

Cash flows from investing activities

Additions to petroleum and natural
     gas properties                   (31,404)                 -
   -         -
Proceeds on disposal of petroleum
     and oil and gas properties            606,467
-    416,740          -
Proceeds on disposal of capital assets       10,000
-           -         -
Write-off of an option to acquire
     mineral property                  78,125      78,125          -

                                                                     -

Cash flows provided (used in) by
     investing activities               663,188    78,125   416,740
                                                -

(Decrease) Increase in cash and cash equivalents
     during the year                  (124,634)     (134,704)
 305,013       (27,674)
Cash and cash equivalents, beginning of year   329,500
339,570          34,557            62,231

Cash and cash equivalents, end of year     $204,866
$204,866    $339,570        $34,557



Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.


                              16




SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

10.  Differences between Canadian GAAP and U.S. GAAP (continued)

Recent accounting pronouncements --

In December 2004, the FASB issued Statement No. 153, "Exchanges of nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN47), which clarifies FASB Statement No. 143 ("Accounting for Asset Retirement Obligations") to define a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are FIN47 was required to be adopted for calendar 2005 enterprises. The adoption of this standard had no effect on the Company's financial statements.

In April 2005, the FASB Staff issued FASB Staff Position No. FAS 19-1, "Accounting for Suspended Well Costs" (FSP FAS 19-1), which clarifies whether there are circumstances that would permit the continued capitalization of exploratory oil and gas well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are under way or firmly planned for the near future. FSP FAS 19-1 is effective for the first reporting period beginning after April 4, 2005 and is not expected to have a significant impact on the Company's financial statements.

11.  Segment information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

12.  Comparative figures

Certain of the comparative amounts have been reclassified to conform to the presentation adopted in the current year.


                                        17